VIA EDGAR and E-MAIL

July 8, 2014

Mr. Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

     Re:                            Spansion Inc.

Form 10-K for the year ended December 29, 2013

Filed February 25, 2014

Form 10-Q for the quarter ended March 30, 2014

Filed May 6, 2014

                File No. 1-34747

Dear Mr. Vaughn:

Enclosed please find our responses to the comments received via e-mail on June 30, 2014 from the staff of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced reports of the Company.

All responses set forth below are keyed to the sequential numbering of your comments and to the headings used in your letter. Your comments are in bold and our responses are in regular type.

Form 10-K for the year ended December 29, 2013

Financial Statements and Supplementary Data, page 41

Notes to Consolidated Financial Statements, page 46

12. Interest Income and Other Income, Net, page 68

1. We see from disclosures herein that in fiscal 2013 you recorded an $11.2 million “Gain on recovery from impaired investments” in other income. Please tell us more about the facts and circumstances that resulted in this gain, including the authoritative accounting literature you considered when determining how to account for the transaction that resulted in the gain as well as how to present the gain in your financial statements. Revise future filings to include more specific details as to the reason for the gain and the accounting guidance that supported the gains presentation in your income statement as well as the timing of its recognition.

Response:

The $11.2 million “Gain on recovery from impaired investments” relates to recoveries from two separate and distinct impaired investments: Recovery of $10.0 million from our investments in Virident Systems, Inc. (“Virident”), then a privately held company (subsequently acquired by Western Digital); and $1.2 million from auction rate securities held by Spansion Israel Limited, a wholly-owned subsidiary of Spansion Inc (the “Company”).

Gain from recovery on Virident investment of $10.0 Million

In 2007, the Company entered into a Technology Licensing, Joint Development and Commercialization Agreement with Virident to develop and commercialize EcoRAM based memory solutions. The Company purchased Virident preferred stock at a price of $5.0 million, and made a loan to Virident in the amount of $9.5 million, bearing simple interest at LIBOR plus 3%. The loan was collateralized by Virident’s intellectual property (“IP”).

In October 2009, as part of its restructuring strategy, the Company terminated certain development programs; changed its investment strategy relating to server and architectural solutions for internet and cloud computing data centers; and informed Virident that it intended to terminate its EcoRAM dual in-line memory module program and substantially downscale its involvement in Virident’s development efforts.

The Company recorded impairment charges of $12.0 million in fiscal 2009 and $2.5 million in fiscal 2010, based on its assessment that its investment in Virident would not be recoverable.

The impairment charges were recorded based on the following factors:

1.	Reviews of Virident’s financial statements, which showed continuous deterioration in financial performance, with increased accumulated net losses and reduced cash balances and total assets;
2.	The results of inquiries made of Virident’s Chief Financial Officer regarding the status of its cash flows, monthly burn rate and future funding prospects;
3.	The results of inquiries made of Virident’s major investor, a venture capital firm, regarding the status of Virident’s cash flows, funding prospects and compliance with liquidity covenants; and
4.

The Company’s judgment regarding the status of Virident’s patent development and patent filing efforts and its assessment of the necessary investments by Virident to support patent development efforts going forward.

The Company concluded in fiscal 2010, as a result of this assessment, that Virident was not likely to survive as a going concern, and had a high risk of becoming insolvent.

The Company applied the guidance under ASC 310-10-35, Receivables, Subsequent Measurement, in evaluating the loan for impairment in each of the fiscal years 2009 and 2010. At the time of impairment the loan was on nonaccrual status.

For the preferred stock, the applicable guidance considered for the impairment analysis conducted in each of the fiscal years 2009 and 2010 was ASC 320-10-35-18, Investments-Debt and Equity Securities, Subsequent Measurement, Impairment, which provides that, for individual securities classified as either available-for-sale or held-to-maturity, when fair value declines below amortized cost an enterprise should determine whether the decline is temporary or permanent. If the decline in fair value is permanent:

•             The cost basis of the individual security is written down to fair value as a new cost basis.

•             The amount of the write-down is included in current earnings (i.e., accounted for as a realized loss).

The above guidance is applied to equity securities within the scope of ASC 325-20, Investments-Other, Cost Method Investments, under which the Company originally recorded the Virident Preferred Stock Investment.

After recording the impairment charges in fiscal years 2009 and 2010, the Company subsequently observed positive developments with respect to the financial status of Virident in fiscal 2012. Virident reported that its gross margin improved from -53% in fiscal 2011 to 28% in fiscal 2012. Virident’s Chief Executive Officer, who was newly hired in fiscal 2012, announced the possibility of an IPO and, in January 2013, Seagate Technology invested $40 million in Virident. In light of these developments the Company began to seek repayment in fiscal 2013 of its loan to Virident, which was then in default. On July 25, 2013, after a period of ongoing negotiations, the Company and Virident entered into a settlement and release agreement pursuant to which the Company agreed to accept $9.5 million in full satisfaction of the principal and interest then due under the loan and to release the Company’s lien on Virident’s IP. The Company received the cash settlement on July 26, 2013.

Virident subsequently was acquired by Western Digital and, in the fourth quarter of fiscal 2013, the Company recovered $0.5 million on its investment in preferred stock in connection with this acquisition.

The applicable guidance considered in accounting for the recovery was ASC 320, Investments-Debt and Equity Securities, which provides that realized gains and losses for held-to-maturity or available-for-sale securities are included in income. Therefore, the $10.0 million gain was recorded in Interest Income and Other Income, Net in the Consolidated Statement of Operations for fiscal 2013, when the cash for both the settlement and the liquidation was received.

Gain from recovery of auction rate securities of $1.2 Million

The Company originally acquired mortgage-backed auction rate securities with a fair value of $5.2 million at the time of acquisition (face value of $26.3 million), through its acquisition of Saifun Semiconductor Ltd., now Spansion Israel Limited, in fiscal 2008. These auction rate securities were recorded as available-for- sale securities, with Other Than Temporary Impairments being recorded in Interest Income and Other Income, Net in the Consolidated Statements of Operations. The Company impaired these securities at various intervals between fiscal 2007 and fiscal 2010 based upon its periodic analysis of discounted future cash flows, the fact that there was no market for these securities and Credit Suisse Securities (USA) LLC, the investment bank that had provided Spansion Israel with a market valuation on a quarterly basis, had closed its cash management branch and stopped providing valuations with respect to such securities after 2009 as part of its restructuring. Also, since there was no market for the securities, the Company did not invest further resources to obtain periodic valuation reports.

As of December 2012, the book value of the auction rate securities held by the Company was $0.6 million. In the fourth quarter of 2012, the Company received an unsolicited offer to purchase a portion of the securities, with a carrying value of approximately $0.3 million, for $1.5 million. It later accepted that offer and the securities were sold in fiscal 2013. The Company considered the unsolicited offer as an indicator of the fair value of the securities, and recognized a gain of $1.2 million in Other Comprehensive Income in its fiscal 2012 consolidated financial statements, and subsequently recognized the gain in Interest and Other Income, Net in its fiscal 2013 consolidated financial statements when the securities were sold, as provided under ASC 320 as described above. The remaining $0.3 million of these securities currently are recorded under ‘Other assets’ in the Company’s Consolidated Balance Sheet.

The Company will include in its future filings, additional disclosures with specific details relating to accounting guidance, reason and timing of the impairments of the investments and recognition of the gain on impaired investments.

Exhibit’s 32.1 and 32.2

2. We note these certifications refer to the company’s annual report for the year ended December 30, 2012. Please file a full amendment, including updated Section 302 certifications, to include Section 906 certifications that refer to the current annual report on Form 10-K of the company for the year ended December 29, 2013.

Response: We have corrected the date in the certifications in Exhibits 32.1 and 32.2 to the Annual Report on Form 10-K for the year ended December 29, 2013, and will promptly file an amended report with updated Section 302 certifications and Section 906 certifications. We have put additional controls in place to ensure the correct reports are referenced in future filings.

Form 10-Q for the Fiscal Quarter Ended March 30, 2014

Exhibit 32.1

3. We note this certification refers to the report for the quarter ended September 29, 2013. Please file a full amendment to your March 30, 2014 Form 10-Q, including updated certifications, to include a Section 906 certification from your President and Chief Executive Officer that refers to the current quarterly report on Form 10-Q of the company for the quarter ended March 30, 2014.

Response:

We have corrected the date in the certifications in Exhibit 32.1 to the Quarterly Report on Form 10Q for the quarter ended March 30, 2014, and will promptly file an amended report with updated Section 302 certifications and Section 906 certifications.

Pursuant to the Staff’s instructions, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Please do not hesitate to contact me by telephone at (408) 616-3682 or by fax at (408) 616-6622 with any questions or comments regarding this letter.

Sincerely,

/s/ Randy W. Furr

Randy W. Furr
Corporate Executive Vice President and Chief Financial Officer